AXS-ONE INC.

301 Route 17 North

Rutherford, NJ 07070

201-935-3400 (Phone)

201-939-6955 (Fax)

September 28, 2007

VIA EDGAR

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

Washington, DC 20549

Re:	AXS-One Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed: September 5, 2007
File No. 333-144559

Dear Ms. Jacobs:

We are in receipt of your letter dated September 26, 2007, which contained comments regarding Amendment No. 1 to our Registration Statement on Form S-3 filed on September 5, 2007. Listed below are specific responses to each of your numbered comments.

General

1.

We note the registration statement covers the resale of 442,722 shares of common stock that you may issue for payment of interest on the Series A 6% and Series B 6% Secured Convertible Promissory Notes. In this regard, disclosure on page 13 indicates that “any accrued interest amounts shall be converted into common stock.” But Section 8 of the debentures filed with your Form 8-K dated May 29, 2007 indicates that the investor may maintain some discretion over whether interest payments are to be made in cash or stock. As a general matter, a resale registration statement for the resale of shares underlying future interest payments is only appropriate if the holder of the debt instrument lacks control over whether the future interest payments will be made in stock or in cash. As such, please provide us with analysis to why you believe that the offer and sale of the interest shares was complete when you filed the resale registration statement. In your analysis, please discuss whether the holder of the notes is irrevocably bound to receive the common stock issuable in lieu of cash and whether they are entitled to make additional investment decisions with the respect of the interest payments. Finally, please be advised that you may not rely on Rule 416 to register the shares underlying any future interest accrued. Please confirm your understanding of this opinion.

Response

Section 8 of the Series A Notes and Series B Notes provides only that the investor has discretion with respect to the timing of the conversion of the notes and does not provide the investor with discretion as to whether interest may be paid in cash or common stock. We direct the Staff’s attention to Section 1(b) of the Series A Notes and Series B Notes (specifically the second sentence thereof) which provides that upon conversion of the notes pursuant to Section 8 the interest is to be paid in the form of shares of common stock. Section 1(b) provides that interest is payable in cash only at maturity or earlier if the Company prepays the notes. Based upon the foregoing, the investor lacks control over whether the future interest payments will be made, upon conversion, in stock or in cash. Therefore, the disclosure stating that “if the Note holders convert the notes into AXS-One common stock, any accrued interest amounts shall be converted into common stock” is fully accurate. We acknowledge per the Staff’s request, its opinion regarding Rule 416 under the circumstances noted.

2.

Please revise to disclose the tabular information presented in response to comments 7-9 of our letter dated August 17, 2007. In addition, please supplement your disclosure as appropriate to provide a materially complete assessment of the effective transaction costs associated with the May 29, 2007 financing arrangement and its impact on the capital structure of AXS-One. In this regard, you disclose on page 12 that net-cash proceeds after transaction expenses were approximately $4.9 million yet this does not appropriately convey the impact of $1,320,000 in costs you effectively incurred as a result of the $0.66 per share discount you offered on the 2,000,000 common stock purchase warrants. Notwithstanding the fact that the conversion prices of the Series A Notes and Series B Notes were each at a premium to the market price of your common stock on the closing date of the private placement transaction, please provide an analysis that blends the effect of the non-cash discount of $0.66 per warrant share on the overall transactional expenses incurred by AXS-One.

Response

We have revised the “Selling Stockholders” section to include the requested tabular information and have supplemented the disclosure text, as requested by the Staff, to provide a materially complete assessment of the effective transaction costs associated with the financing and its impact on the capital structure of AXS-One. Although, the prior disclosure noted the $1,320,000 in costs effectively incurred as a result of the $0.66 per share discount on the 2,000,000 common stock purchase warrants, we have provided further analysis blending the effect of the non-cash discount of $0.66 per warrant share on the overall transactional expenses incurred by AXS-One.

Where You Can Find More Information, page 18

3.	Please revise to incorporate by reference your Form 8-K dated September 4, 2007. See CF Telephone Interpretation H.69.

Response

We have revised the list of documents incorporated by reference to include the Form 8-K dated September 4, 2007 which was filed on September 10, 2007.

If you have any further questions regarding the Company’s responses to your comments, do not hesitate to call our counsel, Mike Grundei of Wiggin and Dana LLP, at 203-363-7630, or the undersigned at 201-372-6221.

Sincerely,

/s/ William P. Lyons
William P. Lyons Chairman of the Board and Chief Executive Officer

cc: Michael Grundei (Wiggin and Dana LLP)